SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*


                     CNF TRANSPORTATION INC.
             _______________________________________
                         (Name of Issuer)


                           Common Stock
             _______________________________________
                  (Title of Class of Securities)


                            12612W104
             _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                        Page 1 of 6 Pages


CUSIP NO. 12612W104              13G              Page 2 of 6 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE ASSOCIATES, INC.
    52-0556948

2   Check the Appropriate Box if a Member of a Group*

                                                        (a) ____
    NOT APPLICABLE                                     (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of       5  Sole Voting Power
                **
Shares             6,600

Beneficially    6  Shared Voting Power
                **
Owned By Each      3,603,311

Reporting       7  Sole Dispositive Power
                **
Person             258,500

With            8  Shared Dispositive Power

                   3,603,311

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    3,861,811

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    7.4%

12  Type of Reporting Person*

    IA

               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.



CUSIP NO. 12612W104              13G              Page 3 of 6 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE TRUST COMPANY
    52-1309931

2   Check the Appropriate Box if a Member of a Group*

                                                        (a) ____
    NOT APPLICABLE                                     (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    Maryland

Number of       5  Sole Voting Power
                **
Shares             NONE

Beneficially    6  Shared Voting Power
                **
Owned By Each      3,603,311

Reporting       7  Sole Dispositive Power
                **
Person             NONE

With            8  Shared Dispositive Power

                   3,603,311

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    3,603,311

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    6.9%

12  Type of Reporting Person*

    BK

               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.


SCHEDULE 13G
Page 4 OF 6 Pages

Item 1(a)  Name of Issuer:

           Reference is made to page 1 of this Schedule 13G

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3240 Hillview Avenue, Palo Alto, California 94304


Item 2(a)  Name of Person(s) Filing:

           (1)  T. Rowe Price Associates, Inc. ("Price Associates")

           (2) T. Rowe Price Trust Company, Inc. ("Trust
Company")

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
           Schedule 13G is being filed on behalf of each of them.

Item 2(b)  Address of Principal Business Office:

           100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c)  Citizenship or Place of Organization:

           (1) Maryland

           (2) Maryland

Item 2(d)  Title of Class of Securities:

           Reference is made to page 1 of this Schedule 13G

Item 2(e)  CUSIP Number: 12612W104


Item 3     The person filing this Schedule 13G is an:

  X        Investment Adviser registered under Section 203 of the
           Investment Advisers Act of 1940

  X        Bank as defined in Section 3 (a) (6) of the Securities
           Exchange Act of 1934.









SCHEDULE 13G                                      Page 5 of 6 Pages

Item 4     Ownership.

           The Trust Company serves as trustee of the Consolidated Freightways Thrift and Stock Ownership Trust, which owns 588,738 shares of Series B Cumulative convertible preferred stock ("Preferred") that are the subject of this filing on Schedule 13G.

           Each share of Preferred is convertible into 4.708 shares of Common. Accordingly, upon conversion, the 588,738 shares of Preferred would be equivalent to 2,771,778 shares of Common. Both the Trust Company and Price Associates may be deemed to have shared power to direct the disposition of 2,771,778 shares of common, representing 5.4% of the outstanding shares.

           The Preferred is entitled to vote together with the Common as one class. Eash share of Preferred is entitled to the number of votes equal to the number of shares of Common into which the Preferred could be converted, multiplied by l.3. Accordingly, the 588,738 shares of Preferred have voting rights equivalent to 3,603,311 shares of Common. Both the Trust Company and Price Associates may be deemed to have shared power to direct the vote with respect to 3,603,311 shares of Common, representing 6.9% of the outstanding shares.

Item 5     Ownership of Five Percent or Less of a Class.

  X        Not Applicable.

           This statement is being filed to report the fact that,
as of the date of this report, the reporting person(s)      has
(have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person.

           Pursuant to the terms of the plan documents, certain rights and powers are delegated to the Trust Company and certain actions are taken at the direction of the Pension and Employee Benefits Committee of Consolidated Freightways, Inc. In addition, plan participants have the right to direct the Trust Company with respect to voting the stock and participating in tender offers.

           Dividends, income and sale proceeds are employed by the Trust Company in accordance with the terms of the plan documents for the exclusive benefit of the participants and beneficiaries of the plan. First National Bank of Maryland, Baltimore, Maryland has been appointed by the Trust Company to serve as custodian.

SCHEDULE 13G
Page 6 of 6      Pages

Item 7     Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the        Parent
Holding Company.

           T. Rowe Price Trust Company.

Item 8     Identification and Classification of Members of the
Group.

           Not Applicable.

Item 9     Notice of Dissolution of Group.

           Not Applicable.

Item 10   Certification.

          By signing below I (we) certify that, to the best of my
          (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of
          Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

          After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000           Dated: February 14, 2000

T. ROWE PRICE TRUST COMPANY,        T. ROWE PRICE ASSOCIATES, INC.
          INC.


By:  /s/ Henry H. Hopkins           By: /s/ Henry H. Hopkins
     Henry H. Hopkins,                 Henry H. Hopkins,
     Vice President                    Managing Director

Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.
12/31/1999
                                                   EXHIBIT A


                            AGREEMENT

                   JOINT FILING OF SCHEDULE 13G


      T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and T. Rowe Price Trust Company, Inc., a Maryland limited chartered bank company, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

      It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

      It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


Dated:  February 14, 2000           Dated: February 14, 2000


T. ROWE PRICE TRUST COMPANY,        T. ROWE PRICE ASSOCIATES, INC.
          INC.



By:  /s/ Henry H. Hopkins           By: /s/ Henry H. Hopkins
     Henry H. Hopkins,                 Henry H. Hopkins,
     Vice President                    Managing Director